Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617 482 8260

eatonvance.com

March 19, 2021

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PRE 14A Filing for Eaton Vance Short Duration Diversified Income Fund (the “Fund”) (File No: 811-21563)

Dear Ms. Lithotomos,

This letter responds to comments you provided to the undersigned and Jordan Beksha via telephone on March 16, 2021 in connection with your review of the Fund’s preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on March 11, 2021 (Accession No. 0000940394-21-000631). We have reproduced each comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in the Fund’s definitive proxy statement, as applicable. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	It is indicated in the Preliminary Proxy Statement that Fund shareholders previously did not approve the New Agreement at the special shareholder meeting in January 2021 (the “Original Meeting”). Please explain supplementally the circumstances behind the voting results of the Original Meeting.

Response: At the Original Meeting, while a quorum was present, the requisite votes needed to approve the Fund’s new investment advisory agreement (the “New Agreement”) with Eaton Vance Management (“Eaton Vance”) were not obtained and the Original Meeting terminated without approval of the New Agreement.

2.	The Preliminary Proxy Statement discloses that, since the Original Meeting, the Board authorized a tender offer and a distribution rate increase, each conditioned on shareholder approval of the New Agreement. Please explain supplementally how these actions relate to the New Agreement.

Response: Fund shareholders may be willing to vote to approve the New Agreement at the Meeting in light of the conditional tender offer and conditional distribution rate increase. The tender offer would provide Fund shareholders with the opportunity to exit the Fund at a modest discount to net asset value. In addition, for shareholders who wish to remain invested in the Fund, the distribution rate increase would seek to enhance long-term shareholder value. Together, these actions were designed to provide options beneficial to all Fund shareholders.

3.	On page 4, there is a footnote anchored to the third sentence in the first answer of the question and answer section. Please include any material information currently referenced in that footnote into the body of the proxy statement.

Response: The Fund will make the requested change.

4.	It is indicated on page 5 that any “material differences between the provisions of the New Agreement and those of the [Fund’s previous shareholder-approved investment advisory agreement with Eaton Vance (the “Prior Agreement”)] are described in more detail within [the] Proxy Statement….” Please reconcile this with the other disclosure in the proxy statement, which indicates that the New Agreement is substantially similar to the Prior Agreement.

Response: The Fund notes the disclosure on page 4 preceding the cited sentence that, although “the New Agreement is substantially similar to the Prior Agreement,” “certain provisions have been updated.” While the Fund has sought to identify potentially relevant differences between the Prior Agreement and the New Agreement, the Fund believes the two agreements are substantially similar. The Fund will clarify this point in its definitive proxy statement by revising the sentence as follows:

While certain provisions have been updated, the New Agreement is substantially similar to the Prior Agreement. . . . The revisions in the New Agreement to the provisions of the Prior Agreement ~~material differences between the provisions of the New Agreement and those of the Prior Agreement~~ are described in more detail within this Proxy Statement and in various Appendices to this Proxy Statement.

5.	Please explain supplementally what other additional actions the Board could take for this Fund if the New Agreement is not approved.

Response: In similar situations, fund boards have taken various actions, including liquidations and mergers. If the Fund’s New Agreement is not approved, the Board will carefully consider what additional actions to take, including the options described above.

6.	Page 7 of the Preliminary Proxy Statement discloses that “[t]he New Agreement clarifies that Eaton Vance is authorized, in its discretion and without prior consultation with the Fund, to buy, sell, and otherwise trade in any and all types of securities, commodities, derivatives and investment instruments on behalf of the Fund.” Please confirm that, under the Prior Agreement, this was also true.

Response: The Fund confirms that this was also true under the Prior Agreement. The Fund notes that, like the New Agreement, the Prior Agreement provided that “as investment adviser to the Trust, the Adviser shall furnish continuously an investment program and shall determine from time to time what securities and other investments shall be acquired, disposed of or exchanged…”

7.	Pursuant to Rule 14a-4, the Staff believes that adjournments to seek a favorable shareholder vote require a vote and a proposal line item on the proxy card. Please explain supplementally why the Fund’s proxy card does not include a proposal line item regarding adjournment of the Fund’s special meeting.

Response: Rule 14a-4(a)(3) under the 1934 Act requires the form of proxy to identify “each separate matter intended to be acted upon” and states that “no reference need be made … to proposals as to which discretionary authority is conferred pursuant to [Rule 14a-4(c)].” The Fund submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the Meeting. Instead, the Fund believes that adjournments are “incident to the conduct of the [shareholder] meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7). Therefore, the Fund respectfully declines to add a proposal line item regarding adjournment to the proxy cards.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President